

Business Proposal for Initial Startup

Emerald Coast Brewing Company LLC.

The Community Oasis

Table of Contents

Executive Summary

The Emerald Coast Brewing Co. will be formed as a partnership to bring customers a warm and inviting experiences that will surely be remembered. Emerald Coast Brewing Co. will feature a large range of craft brews while partnering with local food trucks to bring new and inviting dining options every night. And will promote community health through charitable events and business partnerships.

Highlights

The Emerald Coast Brewing Co. will be a micro-brewery incorporated as a limited liability company. Emerald Coast Brewing company will be a woman owned business operated by two Marine combat veterans, two nursing professionals, and two engineers. Whose collective love for community and craft beer was the spark that created ECBC.

Objectives

Our business strategy will revolve around the need to provide quality brew to our wide array of target customers, while locally sourcing the bulk of our raw materials. This shall be undertaken through the implementation of high quality control standards and technological innovations, as well as recruitment of professional production and sales team, and the production of good quality marketing material. We shall position ourselves as a locally sourced quality manufacturer that strives to provide quench fulfillment, enjoyment, reliability, and a good image. We intend to establish a good rapport with all stakeholders and promote a community inclusive atmosphere for all who walk through our doors.

Mission Statement

At Emerald Coast Brewing Co., we wish to bring a community based atmosphere that provides a quality craft brew experience through a focus on producing tantalizing brews for every style beer drinker.

Keys to Success

Creativity, Community, and a Solid Growth Plan

Description of Business

Emerald Coast Brewing Co. will utilize the proven brewing techniques developed by our brew engineers to produce four legacy brews and two seasonal specialty brews in small 6 barrel batches. The latest brewing equipment and technology are utilized in combination with tried and true traditional brewing methods. This is to ensure consistently excellent taste, whether packaged in cans or draft kegs. The business will be classified as a microbrewery/ brewpub, we will sell 75% of our beer on the premises while packaging and selling 25% though outside distribution. The business will partner with local food trucks to offer an ever changing dining experience to customers. ECBC will also partner with local charities and animal shelters to promote adoptions though on sight interactions.

Company Ownership/Legal Entity

Emerald Coast Brewing Co. will be a limited liability company, a partnership between six professionals. Each partner will hold an equal stake within the business. After effectively purchasing the correct location that is zoned commercial light/ and wet. The business will acquire a federal brewer permit, a Florida brewer permits and license (CMB & 2COP), and a required $20,000 tax bond.

Location

The future location of Emerald Coast Brewing Co. will be on a minimum of a quarter acre parcel that is located in east end of bay county FL. The location is in the center of a growing community that includes an Air Force base and an expanding shipyard. The location will have a 2000sq. Ft. building, a 20 car parking area, and extensive outside seating area with designated food truck location.

Interior

The enclosed space will be 2000 sq. ft. it will include two 40 sq. ft restrooms, a 500 sq. ft. brewing area that will be displayed at the back of the structure. The bar area will be 100 sq. ft. and situated in the center of the building in front of the brewing area. The building will have two large barn or metal sliding doors located at the front of the building opposite the brew area and the bar, and at the side of the building leading to the patio area that is 288 sq. ft. the patio will lead to a large outside seating area that will have three fire pits with adorned seating. The outside seating will also include a corn hole area and a pet relief area.

Hours of Operation

Tuesday- Thursday 3pm- 11pm, Friday- Sunday 11am-11pm Closed Monday

Products

Emerald Coast Brewing Co. will offer a community oasis to an unsaturated market, there is currently only two other breweries in the Bay county aera. Meaning ECBC will not only bring a great community oriented atmosphere but also carry high quality and refreshing brews to fit an array of beer tastes to a location that has not enjoyed the presence of a community oriented brewery. The business will start by offering six in house brews one lager, two IPAs, one stout, and two seasonal rotating brews with plans to expand the list in the future. The brewery will also offer carry out products such as Howlers 32oz. and 16oz cans, and a small selection of brewery gear (stickers, ball caps, t-shirts, tank tops)

Suppliers

EZBREW beer kits, for half of the needed brewing ingredients, and locally sourced raw materials from farms and dealers no more than 200 miles in distance. Egrand stand for howler and brewery gear that will be sold within the brewery.

Service

Emerald Coast Brewing co. will offer location rental for special events and parties.

Manufacturing

Emerald Coast Brewing Co. will utilize a 4x5BBL EZBrew System designed for restaurants, pubs, and other venues as an affordable and practical way to brew high-quality beers onsite. It is a single-vessel, high-gravity wort brewing system with a MicroMatic, MMPP4300 chiller, and 155 gallon capacity rating. Typical fermentation lead time is six days. The brewery will also utilize a 1bbl spike system to brew small batch specialty brews for the rotating seasonal tap.

Management

Marines:

- Bryan M. Brew Engineer – Bryan spent twenty two years in the Marine Corps leading, training, and managing large numbers of high dollar assets and personal. He has six years of brewing experience and strives for a high quality product in every brew he creates.

- Shannon H. Supply Management – Shannon spent six years in the Marine Corps gaining knowledge and experience in management processes of high dollar assets and lower level personnel. She holds an associate degree in Business management and a bachelor's degree in logistics and transportation management from American Military University.

Nurses:

- Sarah C. Marketing/Design Admin. – Sarah graduated from the University of Kentucky where she learned critical thinking and time management skills in a fast paced environment. She has conducted an extensive amount of research on the functional designs and successful marketing strategies that have been successful for over fifty different brewing companies nationwide.

- Kelly W. HR/Sales Rep. – Kelly has been a nurse for over twenty years. In 2015 she graduated from Lincoln Memorial University with a master's degree in Nursing for Nurse Anesthesia. In 2020, she started her own business providing anesthesia services to hospitals around the country. Kelly understands that it takes many skills like dedication and determination to make a business successful and is looking forward to another successful business adventure.

Engineers:

- Robert C. Brew Engineer – Bob graduated from the Ohio State University with a degree in Geographic Information Systems (G.I.S) in 2006 and has worked as a GIS analyst and digital cartographer for the U.S. Department of Agriculture for over ten years. Bob has been a craft beer enthusiast and has over five years of homebrewing experience.

- Chris C. Brew Engineer – Chris graduated from The Ohio State University with a degree in Mechanical Engineering. He has spent the past fourteen years working to provide electrical, lighting, and mechanical designs to a wide array of clients throughout central Ohio and Florida. Chris's designs have been featured in many prominent city projects that showcase his engineering and design expertise. In his free time Chris has been enthusiastically home brewing with his brother Bob for the past five years.

Financial Management

Emerald Coast Brewing Company will utilize quick books operating system to handle accounting and invoice operations, these documents will be reconciled quarterly for tax filing and accuracy.

Overhead and Operating monthly costs will be tracked in parallel by hand to create a checks and balance system.

Marketing

Marketing is a key function to Emerald Coast Brewing Co. initial health and future growth, the business plans to utilize a wide range marketing strategy. Through the creation of a website and a broad spectrum social media presence (Facebook, Instagram, twitter). And the utilization of old school marketing such as a billboard and radio ads. The business will also engage in networking with other local businesses to create partnerships within the community, and host events such as pet adoption and small market days.

Market Analysis

The local community is seeing a large scale population boom as it pertains to the Airforce base expansions and the shipyard newly awarded coast guard contracts and supporting employment growth. It is expected to have a fluctuation almost 5,000 new residence. The target market will be military and blue color workers and subsequent support workers flooding the area age ranging from 21- 55. The growth and popularity of breweries vs. bars has grown over the years and is accounting for 24% of beer sales or 20.3 billion dollars in 2019. Bay county has a current population of 174,705 people and is growing in popularity every day bring an opportunity to appeal to not just the growing population but the growing tourist traffic as well.



Competition

There are currently two breweries within the Bay county area one is located in Lynn Haven it is operating out of a strip mall with only inside seating ten bar seats and three two top tables their minimum price point is at seven dollars. The second brewery in the county is in downtown Panama City it has a total of 2000 sq. ft. of operating space with a 200 sq. ft. outside seating area it operates at a minimum price point of seven dollars a beer and has a small food menu. Both establishments are about fifteen minutes from are target operating area depending on traffic.

Pricing

Emerald Coast Brewing Company will price each legacy brew at six dollars a 12 oz beer, each rotating brew will be priced based on its ABV% and complexity. Brew gear will be priced at a 2% mark up from wholesale purchase price. Events and parties will be priced out by head count, length of event, and products requested with a deposit price to save the date of $500.

Strategy and Implementation

Emerald Coast Brewing Co. is a startup business and is looking to open its doors by fall 2021 in order to meet that projected timeline a few strategic implementations need to be executed first.

1. Purchase Property to Operate brewery no less than .25 acers within the east side of Bay County Florida.

2. Establish an LLC, Business Bank Account, and Tax representative. ✓

3. Generate building plans and permits

4. Build Full structure and plan out parking area

5. Acquire federal brewing license, acquire Fl brewing permit and license, acquire a 20,000 tax bond, and set up quick book operating system.

6. Join brewer's guild of Florida

7. Create company website ✓

8. Move Brewing system and dispensary system into structure and begin production of first batches of products

9.   Establish an inside design strategy and acquire seating, firepits, lighting, sound system, glass wear

10. Begin marketing operations through business networking, social media diversification, and billboard advertising operations.

11. Obtain brew gear and a display strategy

12. Create business opening event

Appendix

Start-Up Expenses

Business Licenses	$5,000.00
Incorporation Expenses	$400.00
Building Expenses	$55,000.00
Land Purchase	$150,000.00
Brewing System	$100,000.00
Interior design	$10,000.00
Bar appliances	$12,000.00
Insurance	$200.00
Marketing	$10,000.00
Brew gear	$5,000.00
Utilities/Wi-Fi	$300.00
Tax Bond	$20,000.00
TOTAL STARTUP EXPENSES	**$367,500.00**

